Exhibit 4.12
DESCRIPTION OF SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
The sole class of securities of Heartland Financial USA, Inc. registered under Section 12 of the Securities Exchange Act of 1934, as amended, is the company’s common stock.
DESCRIPTION OF COMMON STOCK
The following description of the our common stock is only a summary and does not purport to be complete and is qualified by reference to our Restated Certificate of Incorporation, as amended (the “Certificate”), and Bylaws (the “Bylaws”). The Certificate and Bylaws have been incorporated by reference as exhibits to the our most recent Annual Report on Form 10-K.

General
Our authorized capital stock consists of 60,000,000 shares of common stock, par value $1.00 per share, and 200,000 shares of preferred stock, par value $1.00 per share. Our common stock is traded on the Nasdaq Global Select Market under the ticker symbol “HTLF.” We have designated the rights and preferences of a series of 16,000 shares of Series A Junior Participating Preferred Stock (“Series A Preferred Stock”), which are issuable upon the exercise of the preferred share purchase rights described below under the heading “Description of Common Stock-Preferred Share Purchase Rights.” We had previously designated the terms of 81,698 shares of Series B Perpetual Preferred Stock (“Series B Preferred Stock”), 81,698 shares of Series C Fixed Rate Non-Cumulative Perpetual Preferred Stock (“Series C Preferred Stock”), and 3,000 shares of 7.0% Senior Non-Cumulative Perpetual Convertible Preferred Stock, Series D (“Series D Preferred Stock”), but all of those shares have been redeemed and resumed the status of authorized but unissued shares. As a result, we have 184,000 shares of authorized but unissued preferred stock.
Our board of directors is authorized to designate the rights and preferences of additional series of preferred stock out of the 184,000 shares that are authorized but undesignated, to establish the number of shares to be included in each such series and to issue and sell shares of any such series without approval of stockholders. Shares of preferred stock that our board creates and issues could have dividend or redemption rights that could adversely affect the availability of earnings for distribution to the holders of our common stock, or voting, conversion or other rights that could proportionately reduce, minimize or otherwise adversely affect the voting power and other rights of holders of our common stock.
Our common stock is not entitled to any conversion rights or any preemptive rights to subscribe for additional securities we may issue. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue. All shares of outstanding common stock are, and all shares of common stock issued using the prospectus will be, fully paid and nonassessable.
Dividend Rights
Subject to the prior dividend rights of the holders of any preferred stock, dividends may be declared by our board of directors and paid from time to time on outstanding shares of our common stock from any funds legally available therefor and subject to regulatory restriction. As a Delaware corporation, we may pay dividends only out of surplus or if we have no such surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. In addition, policies of the Board of Governors of the Federal Reserve Board caution that a bank holding company should not pay cash dividends unless its net income available to common stockholders over the past year has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears consistent with its capital needs, asset quality, and overall financial condition. The Federal Reserve possesses enforcement powers over bank holding companies and their bank and non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies.
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Voting Rights
Subject to the rights of the holders of any preferred stock, only the holders of our common stock have voting rights and are entitled to one vote for each share held. The board is classified into three classes of directors. Holders of common stock are not entitled to cumulative voting of their shares in the election of directors. The directors are elected by a plurality vote, which means that the individuals receiving the highest number of votes cast “FOR” their election are elected to the available board seats. Except as provided by our Certificate or our Bylaws, or as provided by law, all other matters are decided by the affirmative vote of a majority of the outstanding shares of our common stock present in person or by proxy and entitled to vote.
Liquidation Rights
Upon any liquidation, dissolution or winding up of our company, the holders of our common stock are entitled to share in our assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to debtholders and the holders of any outstanding shares of preferred stock.
Preferred Share Purchase Rights
On January 17, 2012, we entered into an Amended and Restated Rights Agreement (the “Rights Agreement”) with Dubuque Bank and Trust Company, as Rights Agent. Under the Rights Agreement, all stockholders receive, along with each share of common stock owned, a preferred share purchase right entitling them to purchase from us one one-thousandth of a share of Series A Preferred Stock at an exercise price of $70.00 per one one-thousandth of a share, subject to certain adjustments, once these preferred share purchase rights become exercisable.
The preferred share purchase rights are not exercisable or transferable apart from our common stock until the “Distribution Date,” which is the earlier of (i) the 10th day following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of our outstanding common stock or (ii) the 10th business day (or such later date as may be determined by action of our board of directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) after the date of the commencement of, or announcement of an intention to make, a tender offer or exchange offer which would result in the beneficial ownership by the Acquiring Person of 15% or more of our outstanding common stock, even if no shares are purchased pursuant to such offer. The definition of “Acquiring Person” under the Rights Agreement is subject to certain exceptions, including acquisitions by Heartland Partnership, L.P. and acquisitions that our board of directors determines are inadvertent and without any intention of changing or influencing control of us. Subject to these exceptions and other conditions, if any person or group of affiliated or associated persons becomes an Acquiring Person, each preferred share purchase right will entitle the holder (other than the Acquiring Person) to receive upon exercise common stock having a market value of two times the exercise price of the right. If after the time that a person or group becomes an Acquiring Person, we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold, each preferred share purchase right will entitle the holder (other than the Acquiring Person) to receive upon exercise senior voting stock of the acquiring company (or the acquiring company’s parent) having a market value of two times the exercise price of the preferred share purchase right.
Each share of our Series A Preferred Stock, if issued, (i) will entitle holders to a preferential quarterly dividend payment (if declared) of the greater of $1.00 per share or an amount equal to 1,000 times the dividend declared per share of common stock, (ii) will have the same voting power as 1,000 shares of our common stock and (iii) will entitle holders, upon liquidation, to receive the greater of $1,000 (plus any accrued but unpaid dividends) or an amount equal to 1,000 times the payment made on one share of our common stock.
In the event of any merger, consolidation or other transaction in which our common stock is converted or exchanged, each one one-thousandth of a share of Series A Preferred Stock will be entitled to receive such number of shares of validly issued, fully paid, nonassessable and freely tradable senior voting stock of the acquiring company, as shall be equal to the result obtained by (1) multiplying the exercise price of the preferred share purchase right by the then number of one one-thousandths of share of preferred stock for which a right is then

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exercisable and dividing that product by (2) 50% of the current market price per share of the senior voting stock of the acquiring company.
We may redeem the preferred share purchase rights for $0.01 per preferred share purchase right, subject to adjustment, at any time before the earlier of the close of business on the Distribution Date and January 17, 2022, which is the “Expiration Date” of the preferred share purchase rights. If we redeem any of the preferred share purchase rights, we must redeem all of the preferred share purchase rights. We may pay the redemption price in cash, shares of common stock or any other form of consideration deemed appropriate by our board of directors, or any combination thereof. For as long as the preferred share purchase rights are redeemable, we may amend the preferred share purchase rights to extend the time period in which the preferred share purchase rights may be redeemed, but not to change the redemption price or date of expiration of the preferred share purchase rights.
The Rights Agreement also grants our board of directors the option, at any time after any person or group becomes an Acquiring Person but prior to an acquisition at the 50% level, to exchange preferred share purchase rights (other than preferred share purchase rights owned by such Acquiring Person) for shares of our common stock or Series A Preferred Stock (or a series of our preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of our common stock, or a fractional share of Series A Preferred Stock (or other preferred stock equivalent in value to one share of our common stock), per preferred share purchase right.
The preferred share purchase rights make a hostile contest for control without communication with our board of directors impractical. The preferred share purchase rights would cause substantial dilution to a potential acquirer that attempts to acquire us in a transaction that is not approved by our board of directors.
Certain Provisions of our Certificate of Incorporation and Bylaws
Some provisions of our Certificate and Bylaws could make the acquisition of control of our company and/or the removal of our existing board of directors and management more difficult, including the following:

•	we do not provide for cumulative voting for our directors;

•	we have a classified board of directors with each class serving a staggered three-year term;

•	at least two-thirds of our board of directors must approve any changes to the size of the board;

•	a vote of 70% of the outstanding shares of voting stock is required to remove directors, and such directors may only be removed for cause;

•	unless approved by at least two-thirds of the number of members of our board of directors fixed from time to time, a vote of 70% of the outstanding shares of voting stock is required to amend, alter or repeal our bylaws and certain sections of our certificate of incorporation;

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•	unless approved by at least two-thirds of the number of members of our board of directors fixed from time to time, a vote of 70% of the outstanding shares of voting stock is required to effect any merger or consolidation of our company or any of our subsidiaries with or into another corporation; effect any sale, lease, exchange or other disposition by us or any of our subsidiaries of all or substantially all of our assets in a single transaction or series of related transactions; effect any issuance or transfer by us or any of our subsidiaries of any of our voting securities (except as issued pursuant to a stock option, purchase or bonus plan); or effect our voluntary dissolution;

•	a majority of stockholders representing 75% of the outstanding shares of stock, or a class of stock, may bind all stockholders or a class of stockholders, to certain compromises or arrangements with creditors, subject to approval by a court of equitable jurisdiction;

•	our board of directors may create new directorships and may appoint new directors to serve for the full term of the class of directors in which the new directorship was created and may fill vacancies on the board of directors occurring for any reason for the remainder of the term of the class of director in which the vacancy occurred;

•	our board of directors may issue preferred stock without any vote or further action by the stockholders;

•	our board of directors retains the power to designate series of preferred stock and to determine the powers, rights, preferences, qualifications and limitations of each class of preferred stock;

•	all stockholder actions must be taken at a regular or special meeting of the stockholders and cannot be taken by written consent without a meeting; and

•	we have advance notice procedures which generally require that stockholder proposals and nominations be provided to us not less than 30 days and not more than 75 days before the date of the originally scheduled annual meeting in order to be properly brought before a stockholder meeting.

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